News Release

Alexco Reports Third Quarter 2013 Financial Results

November 14, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the third quarter of 2013. All figures are expressed in Canadian dollars unless otherwise stated. For the three months ended September 30, 2013, Alexco recorded income before taxes of $3.1 million and net income of $2.2 million or $0.04 per share.

Third Quarter Highlights

  Contained metal production of 452,392 ounces silver, 3.7 million pounds lead and 1.1 million pounds zinc in a shortened operating quarter comprising 64 operational days
  Bellekeno mine revenue of $17.0 million and gross profit of $2.1 million, on payable metal sales of 596,167 ounces of silver, 4.4 million pounds of lead and 1.0 million pounds of zinc
  As of early September, completed previously-announced interim suspension of Bellekeno mine and mill operations over the winter season to focus on cost cutting and permitting measures, as well as new plans including potential development of the Flame & Moth deposit.
  Recognized metal prices during the quarter averaged US$22.06 per ounce silver, US$0.96 per pound lead and US$0.86 per pound zinc
  Second quarter cash costs of production1 of $12.93 per ounce of payable silver produced, net of by-product credits
  Alexco Environmental Group (AEG) third quarter 2013 gross profit of $4.2 million compared to $1.0 million in 2012
  Announced an Amended and Restated Environmental Subsidiary Agreement with Canada in July, leading to approximately $2.4 million in resultant gains that are included in AEG’s gross profit for the quarter
  Exploration drilling extended the Flame & Moth mineralized strike length to more than 900 meters, and identified a significant mineralized structure at the new (2012) Flame & Moth West discovery approximately one half kilometer west of Flame & Moth
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s September 30, 2013 Management’s Discussion and Analysis (MD&A) for explanation and reconciliation.

Alexco’s President and Chief Operating Officer Clynt Nauman said, “Our third quarter results were solid, especially given the fact that we only operated essentially two out of the three months of the quarter before suspending operations as previously planned. Most importantly, mill throughput increased 13% to a record 321 tonnes per day (tpd) relative to the prior quarter. The professionalism and performance of our operators during this phase-down period has been outstanding and an orderly suspension of operations achieved. Our financial results are also largely a result of a strong performance by our environmental business, which continues to grow with good operating margins, and was instrumental in enabling us to preserve our quarter-end working capital position at $15.4 million.”

Nauman continued, “Our ongoing efforts have focused on putting an overall preliminary economic assessment together that encompasses Bellekeno, Lucky Queen and Flame & Moth. We also continue to talk to our third party agreement participants in efforts to lower the fixed costs to operate in the District. As well, we are evaluating underground exploration results from the latter part of the season. As these items are accomplished, we will be releasing reports on our progress.”

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per
share and recognized metal price amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012

Revenue from mining operations	17,038	17,310	42,449	57,828
Gross profit (loss) from mining operations	2,102	4,017	(229)	11,991

Revenue from environmental services	6,356	2,779	11,821	6,571
Gross profit from environmental services	4,189	1,014	6,431	1,998

Revenue from all operations	23,394	20,089	54,270	64,399
Gross profit (loss) from all operations	6,291	5,031	6,202	13,989

Income (loss) before taxes	3,080	7,250	(61,574)	7,242
Net income (loss)	2,219	5,265	(49,319)	3,939
Adjusted net income (loss)[1]	2,219	5,265	(3,182)	3,939
Total comprehensive income (loss)	2,181	5,570	(49,466)	4,247
Earnings (loss) per share – basic and diluted	$0.04	$0.09	($0.82)	$0.06
Cash flows from operating activities	1,389	2,176	(747)	16,122

Recognized metal prices:[2]
Silver (USD per ounce)	$22.06	$34.18	$24.00	$31.80
Lead (USD per pound)	$0.96	$0.96	$0.98	$0.93
Zinc (USD per pound)	$0.86	$0.88	$0.88	$0.89

[1]

Adjusted net income (loss) excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 14 of Alexco’s September 30, 2013 MD&A for explanation and reconciliation.

[2]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

Average mill throughput in the three month period ended September 30, 2013 was 321 tpd compared to 270 tpd in the third quarter of calendar 2012 and 283 tpd during the three months ended June 30, 2013. Total mine production in the third quarter of 2013 was lower due to the shortened operating period, although production on a per-operating-day basis was higher as less sustaining development was undertaken in anticipation of the planned suspension of operations. Cash costs of production for the quarter were $12.93 per ounce of payable silver, compared to $10.48 in the third quarter of calendar 2012 and $13.10 in the immediately preceding quarter. Cost-per-ounce gains from higher production throughput in the current quarter were offset by lower absorption of fixed costs by the reduced sustaining development activity.

Comparative operating statistics for Bellekeno for the quarter and year-to-date are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2013[1]	2012	2013[1]	2012

Ore tonnes mined	19,551	24,237	65,206	64,905
Ore tonnes processed	20,520	24,573	66,297	68,033
Mill throughput (tonnes per day)	321	270	271	249
Grade of ore processed:
Silver (grams per tonne)	717	691	705	761
Lead	8.6%	8.9%	7.7%	9.6%
Zinc	4.1%	4.5%	3.8%	5.0%
Recoveries:
Silver	96%	94%	94%	93%
Lead in lead concentrate	95%	93%	92%	90%
Zinc in zinc concentrate	60%	51%	61%	54%
Concentrate production:
Lead concentrate:
Tonnes produced	2,674	3,152	7,796	9,482
Concentrate grade:
Silver (grams per tonne)	5,134	4,957	5,458	4,914
Lead	62%	64%	60%	63%
Zinc concentrate:
Tonnes produced	1,108	1,189	3,450	4,133
Concentrate grade:
Silver (grams per tonne)	308	326	360	429
Zinc	46%	47%	45%	45%
Production – contained metal:
Silver (ounces)	452,392	514,879	1,408,164	1,555,136
Lead in lead con (pounds)	3,665,305	4,471,580	10,324,978	13,063,304
Zinc in zinc con (pounds)	1,112,594	1,227,269	3,443,855	4,083,612
Sales volumes by payable metal:
Silver (ounces)	596,167	437,890	1,433,831	1,510,927
Lead (pounds)	4,369,672	3,628,904	10,731,089	12,827,972
Zinc (pounds)	989,535	1,016,365	3,094,840	3,688,825
Cash costs of production[2]
Per ounce of payable silver produced	$12.93	$10.48	$14.00	$12.18

[1]	The three and nine months ended September 30, 2013 represent shortened operating periods encompassing 64 and 245 days respectively.
[2]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 13 of Alexco’s September 30, 2013 MD&A for explanation and reconciliation.

Keno Hill Exploration and Development

Exploration drilling carried out at Flame & Moth during summer 2013 confirmed a further 220 meter extension of the mineralized Flame Vein to the southwest of the currently defined resource (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”). The deposit remains open down plunge to the southwest, and the hosting structure to the northeast. In addition, results from 2013 surface drilling at the Flame & Moth West prospect (formerly called the Bulldozer prospect), approximately one-half kilometer west of the Flame & Moth deposit, returned up to 28.7 ounces per ton silver over 0.85 meters true width on a separate but probably related structure. This confirmation of the 2012 discovery indicates the presence of a locally mineralized NNE-SSW trending corridor that is prospective over two kilometers in the immediate Christal Lake area and that may extend a further six kilometers northeast to the Sadie Ladue deposit.

In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and March 15, 2013 entitled “Alexco Files Flame & Moth Technical Report”). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc.

Alexco Environmental Group

AEG had an excellent quarter, recording revenues of $6.4 million and gross profit of $4.2 million, compared to revenue of $2.8 million in the second quarter of 2012 and gross profit of $1.0 million. In July 2013, an Amended and Restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in current quarter revenues is $1.5 million in retroactive fees, and included in cost of sales is an almost $0.9 million reduction in Alexco’s environmental services contract loss provision. The additional improvement in AEG revenues is attributed primarily to growth in AEG’s client base within the US market. Excluding the impacts from the execution of the ARSA, in the third quarter of 2013 AEG achieved a solid gross margin of 37.9%, compared to 36.4% in the third quarter of 2012.

Outlook

Mining operations are targeted for re-start in 2014, depending on improvements in silver markets and the results of Alexco’s efforts over winter to improve the underlying fixed cost structure of the operation. In light of the decision to suspend production from Bellekeno through winter, the full-year 2013 production guidance previously provided has been withdrawn.

Alexco is also nearing completion of an updated preliminary economic analysis for the Bellekeno mine, which will incorporate into the project mine plan both the Flame & Moth and Lucky Queen deposits with the objective of providing mine production to feed the full 407 tpd rated nameplate capacity of the mill and significantly increase the project life of mine. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Bellekeno mine project will be an increase in mill throughput to full capacity.

Financial Position

Alexco’s cash and cash equivalents at September 30, 2013 totaled $7.9 million compared to $10.9 million at June 30, 2013, while net working capital totaled $15.4 million compared to $15.6 million for the same dates respectively. The decrease in cash relative to net working capital is primarily a timing issue, reflecting the relative increase in accounts receivable as a result of the elevated deliveries of concentrate during September following the suspension of Bellekeno mine operations, and the additional amounts billable by AEG following execution of the ARSA.

Financial Report and Conference Call for Third Quarter 2013

Full details of the financial and operating results for the third quarter of 2013 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, November 15, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through December 15, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #100282

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco recently announced a suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.